

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, 2009

Via U.S. Mail
Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, CO
80202

> **Re: Red Robin Gourmet Burgers, Inc.**
> **Schedule TO-I filed January 14, 2009**
> **SEC File No. 5-7855**

Dear Mr. Levine:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Offer to Purchase

How the Option Purchase Works, page 1

"When Will I Receive My Cash Payment…," page 4

1.   We note the disclosure indicating that you will provide a "prompt" lump sum cash payment "as soon as practicable," following the expiration of the tender offer. Rule 14e-1 (c) requires that you provide the cash payment in exchange for the options tendered promptly upon expiration of the offer. Please revise and clarify

your disclosure accordingly.

Conditions to the Completion of the Offer, page 19

2.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Miscellaneous; Forward-looking Statements, page 26

3.   Please eliminate the reference to Section 27A and Section 21E of the Exchange Act of 1934 or revise the disclosure in this section to explicitly note that the Private Securities Litigation Reform Act's safe harbor protections do not apply to statements made in connection with the tender offer. See Section 27 A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations available at www.sec.gov.

Closing Comments

        Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Michele Anderson, Chief, Office of Mergers & Acquisitions at (202) 551-3833. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3638.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions